United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Kathryn Jacobson

Staff Accountant

Capelle aan den IJssel, 28 October 2005

Re:                             MobiFon Holdings B.V.

Form 20-F for the fiscal year ended 31 December 2004

Form 6-K

Filed 19 May 2005

File No. 333-1088879

Dear Mrs. Jacobson

Further to the telephone conference call that took place on 18 October 2005 between the SEC Staff, and MobiFon Holdings B.V. (the “Company”) together with certain of its advisors, we take this opportunity to respond to the comment we received from the Staff.

During the call, the Staff noted our response, dated 12 September 2005, to the Staff’s previous comment number 2 and requested that we explain the consideration given to EITF 01-9 Issue 6 as it relates to the expensing of the “quarterly and annual bonuses for reaching sales targets” (also referred to as “commission bonus”) discussed in the fourth paragraph of our above referenced response.

We note that EITF 01-9 Issue 6 provides guidance for when a vendor offers a rebate or refund of a specified amount of cash consideration to a customer that is redeemable only if the customer completes a specified cumulative level of revenue transactions or remains a customer for a specified time period.

We would like to draw the Staff’s attention to the following:

•                  The Company’s subsidiary, MobiFon S.A. (“MobiFon”), contracts with dealers to sign up new customers to MobiFon’s network in Romania. The sales targets discussed in the fourth paragraph of our response to your previous comment 2 represent a commission bonus that becomes payable contingent upon the activation of a certain number of customers on MobiFon’s network during a quarterly or annual period.

•                  These commission bonuses are not dependent upon the number of handsets a dealer acquires from MobiFon or the number of handsets a dealer sells to the end users. The commission bonuses are payable even if the dealer does not acquire a single handset from the MobiFon.

•                  In addition to signing up new customers for MobiFon, the dealers also provide the end users with handsets and accessories (chargers, hands-free sets, etc). While many of these handsets may be supplied by MobiFon, the dealers are not under a contractual or implied obligation to acquire handsets from MobiFon and are free to source their handsets from other suppliers including wholesalers or directly from the manufacturer.

MobiFon Holdings B.V. Rivium Quadrant 173-177, 15th floor 2909 LC Capelle aan den IJssel, The Netherlands Telephone: +31 10 498 7711, Facsimile: +31 10 498 7722
Registered at the Chamber of Commerce No.: 34 17 10 18

In summary, the margin on handset revenues earned from the dealer (customer) is not impacted by the bonuses that MobiFon (vendor) pays to its dealers. The commission bonuses are also not paid to users of MobiFon’s network. Furthermore, the activation of customers is not a transaction that gives rise to revenue for MobiFon. For these reasons and those outlined above, we do not believe the commission bonuses represent a rebate or refund of a specified amount of cash consideration that is redeemable only if the customer completes a specified cumulative level of revenue transactions or remains a customer for a specified time period and accordingly, we do not believe that EITF 01-9 Issue 6 is applicable.

* * *

We are available to discuss the foregoing with you at your convenience.

Yours sincerely,

/s/ M L J M Heere	/s/ E A J de Rijk

Michiel Heere	Erik de Rijk

Chief Financial Officer	Chief Executive Officer

cc:                                 Larry Spirgel, US Securities and Exchange Commission

Kyle Moffatt, US Securities and Exchange Commission

Robbie Barr, Vodafone Group Plc

Kathryn A. Campbell, Sullivan & Cromwell LLP

Vince Niblett, Deloitte & Touche, LLP

Patrick Bosse, Ernst & Young, LLP